5/9/14

SECUR 14040671 ION

SEC
il Processing
Section
MAY 12 2014
Washington DC
404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden	
Hours per response...	12.00

SEC FILE NUMBER
8-52771

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Caldwell International Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7635 FM 32
(No. and Street)

Fischer	Texas	78623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/16/14

OATH OR AFFIRMATION

I, Lennie S. Freiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Caldwell International Securities Corporation, as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Texas County of Comal
worn to and subscribed before me this 9th
day of May, 2014
Notary Public

Signature

President
Title

Claudia Yates Freiman
Notary Public

CLAUDIA YATES FREIMAN
My Commission Expires
July 23, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CALDWELL INTERNATIONAL SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)
AND CFTC REGULATION 1.17

FOR THE YEAR ENDED
MARCH 31, 2014

CF ACCOUNTANTS CONSULTANTS

CALDWELL INTERNATIONAL SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)
AND CFTC REGULATION 1.17

FOR THE YEAR ENDED
MARCH 31, 2014

CALDWELL INTERNATIONAL SECURITIES CORPORATION

CONTENTS

ACCOUNTANTS
CONSULTANTS

INDEPNDENT AUDITOR'S REPORT

To the Board of Directors of
Caldwell International Securities Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Caldwell International Securities Corporation as of March 31, 2014, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caldwell International Securities Corporation as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information contained in Schedule III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Regulation 1.17 of the Commodity Futures Trading Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
May 6, 2014

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Financial Condition
March 31, 2014

ASSETS

Cash	$ 336,715
Receivables from broker/dealers and clearing organizations	100,016
Property and equipment at cost, net of $1,100 accumulated depreciation	-0-
Other assets	21,234
	$ 457,965

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 23,664
Commissions payable	217,819
Notes payable to shareholder	71,816
Federal income taxes payable	4,000
	317,299
Stockholder's equity	
Common stock, 50,000 shares authorized, $1 par value, 5,000 shares issued and outstanding	5,000
Additional paid-in capital	88,756
Retained earnings	46,910
Total stockholder's equity	140,666
	$ 457,965

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Income
For the Year Ended March 31, 2014

Revenues	
Commissions and concessions	$ 4,793,296
Interest income	11,549
	4,804,845
Expenses	
Compensation and benefits	3,328
Commissions, clearing and execution charges	3,986,659
Communications	8,512
Promotional	150
Regulatory fees	41,512
Interest expense	5,006
Other expenses	755,699
	4,800,866
Income before income tax provision (benefit)	3,979
Provision (benefit) for federal income taxes	5,022
Net loss	$ (1,043)

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at March 31, 2013	$ 5,000	$ 88,756	$ 47,953	$ 141,709
Net loss			(1,043)	(1,043)
Balances at March 31, 2014	$ 5,000	$ 88,756	$ 46,910	$ 140,666

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2014

Balance at March 31, 2013	$ -0-
Increases	-0-
Decreases	-0-
Balance at March 31, 2014	$ -0-

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended March 31, 2014

Cash flows from operating activities	
Net loss	$ (1,043)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Increase in receivables from broker/dealers and clearing organizations	(22,468)
Decrease in other assets	1,567
Increase in accounts payable	18,197
Decrease in commissions payable	(193,691)
Increase in federal income taxes payable	500
Net cash provided (used) by operating activities	(195,895)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Increase in Notes payable to shareholders	22,449
Net cash provided (used) by financing activities	22,449
Net decrease in cash	(174,489)
Cash at beginning of year	511,204
Cash at end of year	$ 336,715

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 5,006
Income taxes	$ 4,522

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Notes to Financial Statements
March 31, 2014

Note 1 - Summary of Significant Accounting Policies

Caldwell International Securities Corporation (the "Company") was incorporated in the Commonwealth of the Bahamas on July 27, 2000. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's principal business activity is the sale of securities. The Company's customers are located throughout the United States.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Depreciation is provided using the straight-line method over a seven year period.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision or benefit for federal and state income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

The preparation of financial statements in accordance with accounting principles generally accepted ("U.S. GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Clearing Agreement with Off-Balance Sheet Risk

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange traded options and mortgaged-backed to-be announced ("TBA's") securities. These derivative financial statements are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

Since the Company enters into the aforementioned transactions only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivatives and other off-balance sheet financial instruments, as mentioned below.

To facilitate the aforementioned transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer ("Clearing Broker/dealer") whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. The agreement may be terminated by either party with 90 days prior notification. The Company is required to have a $100,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement and this amount is included with "Receivable from broker/dealers" on the statement of financial condition. In addition, the Company is prohibited from entering into similar agreements without written consent of the Clearing Broker/dealer. The Clearing Broker/dealer may terminate this agreement by giving 45 days prior written notification or 5 days written notification with cause. The Company may terminate with 60 days prior written notification only in the event that the Clearing Broker/dealer materially defaults on its obligation to the Company.

In addition, the Company has also entered into an agreement with a Futures Commission Merchant ("FCM") as a guaranteed introducing broker to forward (introduce) customer transactions involving the purchase and sale of futures, forward and foreign exchange contracts and other financial instruments to FCM, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by FCM. The customer account is therefore maintained and recorded in the books and records of FCM on the Company's behalf. This agreement may be terminated by either party with 30 days prior notification.

In consideration for introducing customers to both the Clearing Broker/dealer and FCM, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer and FCM. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at March 31, 2014 and the procedures followed in making the periodic computations required. At March 31, 2014, the Company had net capital of approximately $119,432 and net capital requirements of $21,153. The ratio of aggregate indebtedness to net capital was 2.65 to 1 at March 31, 2014. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Pursuant to the net capital provisions of Regulation 1.17 of the Commodity Futures Trading Commission, the Company is required to maintain a minimum adjusted net capital of $45,000. At March 31, 2014, the Company had an adjusted net capital of $119,432.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Note Payable to Shareholder

The Company has two notes payable to the Company's sole shareholder. Terms of one note state that any outstanding balance bears an interest rate of 10% and is due on demand. The remaining balance at March 31, 2014 is $49,367. The second note bears no interest and is due on demand. The balance at March 31, 2014 is $22,449.

Note 6 - Related Party Transactions

The Company has related party transactions with the Company's sole shareholder for business consulting services. The Company paid $418,935 to the shareholder for the services for the fiscal year plus $20,000 of prepaid expenses as of March 31, 2014.

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Note 7 - Indemnifications and Off-Balance Sheet Risks

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. These activities may expose the Company to off balance sheet risk. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 8 - Commitment and Contingencies

The Company has a regulatory proceeding incidental to its security business. On March 21, 2014, FINRA advised the Company that it had made a preliminary determination to recommend that disciplinary action be brought against the Company for alleged violations of certain federal securities law and various self-regulatory organization rules with regard to activity occurring at two branch offices of the Company. The Company vehemently denies the allegations that it intentionally or willfully engaged in any of the alleged violative conduct and has submitted responsive papers indicating the same. At this time, FINRA has not determined whether to initiate a formal complaint against the Company as this matter is still in its preliminary stages. Management intends to present a vigorous defense. The ultimate outcome of this proceeding cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2014

Schedule I

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2014

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 140,666
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		140,666
Deductions and/or charges		
Non-allowable assets:		
Other assets	$ 21,234	21,234
Net capital before haircuts on securities positions		119,432
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-0-
Net capital		$ 119,432

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable	$ 23,664
Commissions payable	217,819
Note payable to shareholder	71,816
Federal income taxes payable	4,000
Total aggregate indebtedness	$ 317,299

Schedule I (continued)

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 21,153
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 21,153
Net capital in excess of required minimum	$ 98,279
Excess net capital at 1,000%	$ 87,702
Ratio: Aggregate indebtedness to net capital	2.65 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's unaudited FOCUS Part IIA	$ 127,358
Increase in accounts payable and accrued expenses	(7,926)
Net capital per audited report	$ 119,432

Schedule II

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2014

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Supplemental Information

Pursuant to Regulation 1.17

of the Commodity Futures Trading Commission

For the Year Ended March 31, 2014

Schedule III

CALDWELL INTERNATIONAL SECURITIES CORPORATION.
Computation of Net Capital Under Regulation 1.17
of the Commodity Futures Trading Commission
As of March 31, 2014

COMPUTATION OF ADJUSTED NET CAPITAL

Total Stockholder's Equity Qualified for Net Capital		$ 140,666
Deductions and/or charges		
Non-allowable assets:		
Other assets	$ 21,234	21,234
Net capital before haircuts on securities position		119,432
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-0-
Adjusted Net Capital		119,432
Net Capital Required		(45,000)
Excess Net Capital		$ 74,432

Independent Auditor's Report

on Internal Control

Required By SEC Rule 17a-5 and CFTC Regulation 1.16

Year Ended March 31, 2014

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Caldwell International Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Caldwell International Securities Corporation (the "Company"), as of and for the year ended March 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in compliance with making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the period computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding two paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at March 31, 2014, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Company's stockholder, Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
May 6, 2014

Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended March 31, 2014

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Caldwell International Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by Caldwell International Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Caldwell International Securities Corporation compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Caldwell International Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014 with the amounts reported in Form SIPC-7 for the year ended March 31, 2014 noting no difference;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
May 6, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 03/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Caldwell International Securities Corporation
7635 FM 32
Fischer, TX 78623

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lennie Freiman 830-935-3409

2. A	General Assessment (item 2e from page 2)		$ 11,210
B	Less payment made with SIPC-6 filed (**exclude interest**) 11/06/2013 Date Paid		(5714)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		5,496
E	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 5,496
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,496	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Caldwell International Securities Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/2013
and ending 3/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,804,845
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	122,130
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	86,296
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	419
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): E&O Reimbursement $83,076; Admin Fes $28,983 (Deductions in excess of $100,000 require documentation)	112,059
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	320,904
2d. SIPC Net Operating Revenues	$4,483,941
2e. General Assessment @ .0025	$11,210

(to page 1, line 2.A.)